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EXHIBIT 99.2

Desert Sun Mining Corp.

Consolidated Financial Statements
March 31, 2006

(in thousands of Canadian dollars)

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets
Current assets
Cash and equivalents	$31,414	$40,717
Amounts receivable	4,080	3,088
Inventories	10,822	7,394
Advances and prepaid expenses	1,115	764
Other receivables (note 12(d))	—	777
Other assets (note 15)	3,698	—
Future income tax asset	337	336

	$51,466	$53,076

Other
Long-term advances and prepayments	4,424	3,640
Other receivables (note 12(d))	—	1,629
Deferred financing charges (note 10)	355	430
Future income tax assets	1,318	1,316

	$6,097	$7,015

	$57,563	$60,091

Capital
Property, plant and equipment (note 4)	28,390	27,102
Mineral properties (note 3)	64,965	55,421

	$93,355	$82,523

	$150,918	$142,614

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11,604	8,115
Other payables	3,853	3,896
Current portion of equipment finance liabilities (note 10)	3,441	4,008

	$18,898	$16,019

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of Canadian dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
Long-term
Equipment finance liabilities (note 10)	$1,079	$1,547
Asset retirement obligations (note 5)	2,690	1,461
Other payables	13,120	1,629

	$16,889	$4,637

	$35,787	$20,656

Shareholders' Equity
Capital stock
Share capital (note 6)	126,928	122,898
Share purchase warrants (note 7)	16,649	16,620
Contributed surplus (note 9)	8,088	8,084
Currency translation adjustments	(794)	—
Deficit	(35,740)	(25,644)

	$115,131	$121,958

	$150,918	$142,614

Commitments and contingencies (notes 11 and 12(c))

See accompanying notes to these interim consolidated finanacial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands of Canadian dollars, unaudited)

	Common shares
				Contributed surplus and others	Cumulative translation adjustment	Accumulated deficit	Shareholders' equity
	Number	$	Warrants
Balance — December 31, 2005	103,788,894	$122,898	$16,620	$8,084	$—	$(25,644)	$121,958
Exercise of share purchase warrants	1,575	4	—	—	—	—	4
Valuation allocation on exercise of share purchase warrants	—	1	(1)	—	—	—	—
Exercise of stock options	1,578,500	2,169	—	—	114	—	2,283
Valuation allocation on exercise of stock options	—	1,124	—	(998)	(126)	—	—
Stock-based compensation	166,662	666	—	1,046	68	—	1,780
Currency translation adjustment	—	66	30	(44)	(850)	—	(798)
Net loss for the period	—	—	—	—	—	(10,096)	(10,096)

Balance — March 31, 2006	105,535,631	$126,928	$16,649	$8,088	$(794)	$(35,740)	$115,131

See accompanying notes to these interim consolidated financial statments.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	Three months ended
	March 31, 2006	March 31, 2005
	(Unaudited)	(Unaudited)
Revenues
Mining operations	$10,953	$—

Cost of sales
Mining operations	6,573	—
Government royalty	109	—
Selling, transport and refining costs	392	—
Depreciation, depletion and amortization	1,620	—

	$8,694	$—

Mine operations earnings	2,259	—
Expenses
General and administrative	2,304	1,824
Financial expense	103	—
Foreign exchange gain	(5,639)	—
Stock-based compensation (note 9)	1,780	—

	$(1,452)	$1,824

Operating gain (loss)	3,711	(1,824)
Investment income	283	113
Other business loss (note 12(c))	(11,033)	—
Writeoff of other receivables (note 12(d))	(3,168)	—

Loss before income taxes	$(10,207)	$(1,711)
Recovery of income taxes	111	—

Net loss for the period	$(10,096)	$(1,711)
Deficit — Beginning of period	(25,644)	(17,728)

Deficit — End of period	$(35,740)	$(19,439)

Net loss per share — basic and diluted	(0.10)	(0.02)
Weighted average number of shares outstanding	$104,899,143	$74,542,075

See accompanying notes to these interim consolidated financial statments.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

	Three months ended
	March 31, 2006	March 31, 2005
	(Unaudited)	(Unaudited)
Cash provided by (used in)
Operating activities
Net loss for the period	$(10,096)	$(1,711)
Adjustments for non-cash items
Depreciation, depletion and amortization	1,620	1
Consulting fees settled in warrants	—	376
Stock-based compensation (note 9)	1,780	—
Foreign exchange — cumulative translation adjustment	(794)	—
Amortization — corporate	395	—
Writeoff of Valencia receivable	3,168	—
Other business loss	11,033	—
Net change in non-cash working capital balances	(5,331)	(926)

	$1,775	$(2,260)

Financing activities
Private placements — net of issue costs	—	23,346
Exercise of options	2,283	294
Exercise of warrants	4	113

	$2,287	$23,753

Investing activities
Exploration property, plant and equipment — net	(10,282)	(9,376)
Property and equipment — net	(1,337)	(4,325)
Repayment of equipment finance	(962)	—
Long-term advances and repayments	(784)	—

	$(13,365)	$(13,701)

Change in cash and equivalents for the period	(9,303)	7,792
Cash and equivalents — Beginning of period	40,717	21,356

Cash and equivalents — End of period	$31,414	$29,148

Cash and equivalents consist of the following
Cash	7,767	13,692
Equivalents	23,647	15,456

	$31,414	$29,148

Supplemental information
Interest paid	—	1
Income taxes paid	—	—
Issuance of warrants as compensation	—	376
Property and equipment financed	$1,337	$3,035

See accompanying notes to these interim consolidated financial statments.

DESERT SUN MINING CORP.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2006

(tabular amounts in thousands of Canadian dollars)

1.     Basis of presentation and nature of operations

  The accompanying unaudited interim consolidated financial statements include the assets, liabilities and operations of Desert Sun Mining Corp. and its wholly owned subsidiaries (together Desert Sun or the Company), and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the preparation of interim financial information. They are consistent with the policies and practices used in the preparation of the Company's audited, consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements do not contain all the information and note disclosures required by Canadian GAAP for annual financial statements and, therefore, should be read in conjunction with the most recent audited annual consolidated financial statements of the Company.

  Desert Sun was continued under the Canada Business Corporations Act on March 20, 2003. The Company is engaged in the exploration for, and development and mining of, precious metals at the Jacobina gold property in the State of Bahia, northeastern Brazil. Commercial production was declared at the Jacobina Mine on this property effective July 1, 2005. Desert Sun acquired 100% of the Jacobina property in September 2003 and, since then, has focused on refurbishing the Jacobina Mine (mill facilities and the Joáo Belo zone), evaluating and prioritizing other near term production opportunities, and exploring high priority exploration targets.

  Desert Sun relies on specialized facilities, highly trained staff and advanced technology to maintain and increase production levels. Cash flow and the profitability of operations will be affected by the price of gold and the Brazilian real/United States dollar exchange rate, both of which can fluctuate widely, as well as numerous other factors beyond the Company's control.

2.     Significant accounting policies

  The significant accounting policies are detailed in the Company's audited consolidated financial statements as at December 31, 2005. Below is one policy that has been expanded during the period.

  Foreign currency translation

  Effective January 1, 2006, the Company changed its functional currency from the Canadian dollar to the United States dollar. This resulted from the mine's beginning full commercial operations. In accordance with Canadian GAAP, this change in functional currency has been accounted for prospectively by translating all items using the current rate method. Under this method, the consolidated statements of operations and deficit and cash flows items for the period are translated into the reporting currency using the rate in effect at the date of the transactions, and the consolidated balance sheet items are translated using the exchange rate at the end of the period. All resulting exchange differences are reported as a separate component of shareholders' equity. The Company's reporting currency remains the Canadian dollar. The Company considers its Brazilian operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the United States dollar are translated into United States dollars at the exchange rate prevailing as at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses on translation are included in the consolidated statements of operations and deficit.

3.     Mineral properties

	March 31, 2006			December 31, 2005
		Accumulated amortization
	Cost		Net	Net
Jacobina Mine
Pre-operational development costs	$29,562	$2,804	$26,758	$24,056
Attributable exploration	7,457	550	6,907	6,637
Asset retirement obligations	2,047	63	1,984	847
Sustaining capital expenditures	4,314	129	4,185	4,250
Under construction: Moro do Vento
Pre-operational development costs	4,068	—	4,068	2,264
Attributable exploration	8,511	—	8,511	8,091
Asset retirement obligations	300	—	300	300
Exploration — development projects
Serra de Corrego	484	—	484	483
Morro do Vento Extension (Basal and Main Reefs)	1,838	—	1,838	1,813
Canavieiras	3,295	—	3,295	2,630
Jacobina Extention (Joáo Belo Sul)	3,274	—	3,274	984
Exploration projects
Pindobacu	3,016	—	3,016	2,709
Regional/Bahia Gold Belt	357	12	345	357

	$68,523	$3,558	$64,965	$55,421

4.     Property, plant and equipment

	March 31, 2006			December 31, 2005
		Accumulated amortization
	Cost		Net	Net
Canada
Computer equipment and software	$16	$16	$—	$11
Furniture and office equipment	8	2	6	6
Brazil
Land and buildings	534	—	534	472
Machinery and equipment	24,842	1,317	23,525	22,349
Vehicles	4,878	989	3,889	3,877
Furniture and office equipment	169	15	154	122
Computer equipment and software	354	72	282	265

	$30,801	$2,411	$28,390	$27,102

5.     Asset retirement obligations

  The asset retirement obligations relate primarily to the rehabilitation of the mill facilities and tailings dam, as well as to the waste pile left by a previous operator for which the Company has assumed responsibility over the long term. The reclamation and closure costs were calculated as the net present value (discounted at 7% of the estimated future cash flows) required to satisfy these obligations. Reclamation and closure costs of the mines and projects are incurred in Brazilian reals and are subject to translation gains and losses in accordance with the Company's accounting policy for foreign currency translation of monetary items. The asset retirement obligations were estimated and capitalized upon completion of the Jacobina Mine, and were allocated to the associated projects based on their proven and probable reserves. The asset retirement obligations have been reviewed upon acquisition of the Company by Yamana Gold Inc. (Yamana) resulting in an increase to the estimated obligation as at March 31, 2006.

	March 31, 2006	December 31, 2005
Balance — Beginning of period	$1,461	$—
Estimated upon completion of the Jacobina Mine	1,135	1,520
Foreign exchange variation	94	(59)

Balance — End of period	$2,690	$1,461

6.     Share capital

  a)
  Authorized

    Unlimited number of common shares, without par value

  b)
  Issued and outstanding

	Number of common shares	Amount
Issued as at December 31, 2005	103,788,894	$122,898
Exercise of share purchase warrants — cash proceeds	1,575	4
Exercise of share purchase warrants — warrant valuation allocation	—	1
Exercise of stock options — cash proceeds	1,578,500	2,169
Exercise of stock options — option valuation allocation	—	1,124
Stock-based compensation	166,662	666
Currency translation adjustment	—	66

Issued as at March 31, 2006	105,535,631	$126,928

7.     Share purchase warrants

  The following summarizes the share purchase warrant activity during the period:

	March 31, 2006		December 31, 2005
	Number of share purchase warrants	Weighted average exercise price (dollars per share)	Number of share purchase warrants	Weighted average exercise price (dollars per share)
Balance — Beginning of period	19,961,308	$2.50	14,809,681	$2.34
Issued — equity financings	—	—	6,682,404	2.50
Issued — as compensation	—	—	500,000	2.50
Exercised	(1,575)	2.50	(2,030,777)	1.35

Balance — End of period	19,959,733	$2.50	19,961,308	$2.50

  Share purchase warrants outstanding as at March 31, 2006:

Expiry date	Number of share purchase warrants	Weighted average exercise price (dollars per share)	Amount*
November 20, 2008	19,959,733	$2.50	$16,649

(*)
Black-Scholes valuation

8.     Stock-based compensation

  a)
  Stock option plan

	March 31, 2006			December 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance — Beginning of period	9,127,663	$0.84	8,140,163	$1.33
Granted during the period	695,000	2.86	1,557,500	1.96
Exercised during the period	(1,578,500)	1.37	(570,000)	1.67

Balance — End of period	8,244,163	$1.57	9,127,663	$0.84

  As at March 31, 2006, the following options to acquire common shares were outstanding:

Expiry date	Number of options	Exercise price (dollars per share)	Exercisable options
July 11, 2007	550,000	$0.38	$550,000
February 4, 2008	996,664	1.00	996,664
July 2, 2008	100,000	1.00	100,000
September 23, 2008	1,800,000	1.62	1,800,000
October 21, 2008	400,000	1.65	400,000
November 17, 2008	50,000	1.95	50,000
December 11, 2008	25,000	1.57	25,000
December 22, 2008	1,302,999	1.70	1,302,999
September 20, 2009	1,000,000	1.20	625,000
January 31, 2010	50,000	2.15	50,000
March 22, 2010	860,000	2.07	860,000
September 19, 2010	250,000	1.93	62,500
November 9, 2010	207,500	2.14	207,500
January 3, 2011	652,000	2.86	652,000

	8,244,163	$1.59	$7,681,663

  During the three months ended March 31, 2006, 695,000 stock options were unconditionally granted to the Company's directors, officers and consultants, exercisable at $2.86 and expire on January 3, 2011. The following assumptions were applied: expected dividend yields 0%; expected volatility 78%; risk-free interest rate of 4.0%; and an expected life of five years. The average value per stock option granted calculated in terms of the Black-Scholes option pricing model was $1.26 and the value assigned to the 695,000 stock options was $876,395.

  b)
  Share Compensation Plan (SCP)

    On September 14, 2004, the board of directors approved, subject to shareholders' approval, the establishment of the SCP. All common shares that have been issued under the SCP to date vest as to one third on the original issue date, one third after 12 months from the original date of issue and one third after 24 months from the original date of issue; provided that the individual remains in service with the Company at that time.

    During the three-month period ended March 31, 2006, 166,662 common shares became fully vested and were issued pursuant to the SCP.

    The following table summarizes the grants under the SCP:

Date of grant	Number of shares granted	Grant date value per share	Number of shares vested and granted	Number of shares not yet vested
September 14, 2004	1,300,000	$1.74	866,662	433,338
March 22, 2005	200,000	1.74	133,333	66,667
May 5, 2005	25,000	1.64	8,333	16,667
January 3, 2006	300,000	2.86	100,000	200,000

	1,825,000		1,108,328	716,672

9.     Contributed surplus

  The following summarizes contributed surplus activity during the period:

	2006	2005
Balance — Beginning of period	$8,084	$5,024
Stock-based compensation in the period on
Stock options granted/vesting	867	3,051
Compensation shares vesting	845	2,155
Stock options exercised in the period	(998)	(508)
Compensation shares issued in the period	(666)	(1,638)
Cumulative translation adjustment	(44)	—

Balance — End of period	$8,088	$8,084

10.   Equipment finance

	March 31, 2006	December 31, 2005
Supplier credit facilities, denominated in United States dollars, bearing interest at the 24-month United States dollar swap rate applicable at the time of delivery plus 5.75% to 5.25%, repayable in quarterly instalments, collateralized by security over the particular asset financed, maturing September 30, 2007.
[The effective rates of interest applicable to these supplier credit facilities range from 9.55% to 8.69%.]	$4,520	$5,555
Less: Current portion	3,441	4,008

Long-term portion	$1,079	$1,547

Payments under equipment finance arrangements are as follows:
2006	3,349	4,008
2007	1,171	1,547

	$4,520	$5,555
Less: Deferred financing charges	355	430

	$4,165	$5,125

11.   Commitments and contingencies

  The Company has entered into contracts with the international suppliers of its mining equipment for the financing of certain of the mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. In addition, the Company has negotiated full-service contracts with these suppliers, for the maintenance of the mining equipment provided by them. These service contracts include both a fixed cost component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

  The Company is also a party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events. Subsequent to March 31, 2006, a change of control took place (note 16) which caused additional payments of approximately $7 million to be made pursuant to these management contracts. These payments have not been reflected in the commitment table below.

	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009
Service contracts	$15,558	$3,978	$478	$144
Office lease (Toronto)(i)	222	277	—	—
Equipment (Toronto)(i)	12	16	—	—
Management contracts	1,109	1,479	133	—

	$16,901	$5,750	$611	$144

  i)
  Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportional share of these commitments, after recoveries from other companies, is generally 23%. See also note 12(c).

12.   Related party transactions

  All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  a)
  Management and administrative services expense for the three months ended March 31, 2006 includes $19,445 (2005 — $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

  b)
  Desert Sun shares its Toronto corporate offices with other public companies that have common directors and/or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses such as rent, telephone and office supplies. As at March 31, 2006, amounts receivable included $99,205 (December 31, 2005 — $122,180) due from these companies.

  c)
  Other payables consist of amounts anticipated to be paid in taxes, to settle historical creditors in Brazil and in respect of claims by former employees of Jacobina Mineraçao e Comercio Ltda relating to silicosis that were decided by the Brazilian legal system prior to the Company's investment in the project. An amount of $16.9 million has been accrued as at March 31, 2006 as an estimate for all actual and potential future obligations related to these claims. It is management's belief that many of the remaining claims are substantially without merit and the actions will be vigorously defended.

  d)
  Other receivables as at December 31, 2005 reflected the amount recoverable from Valencia Ventures Inc. (Valencia) under the indemnity as related to the other payables provided to Desert Sun under the purchase agreement for the acquisition of the Jacobina properties from Valencia. Desert Sun has been in negotiations with Valencia with regards to the settlement of the amounts due to the Company. Based on the financial position of Valencia and the latest settlement offer made by that company, the other receivables have been fully allowed for as the expected recovery is uncertain.

    An officer and director of the Company is a director of Valencia.

13.   Segmented information

  i)
  Geographic segmentation of the Company's assets is as follows:

	March 31, 2006	December 31, 2005
Canada	$35,873	$42,386
Brazil	115,045	100,228

	$150,918	$142,614

  ii)
  Geographic segmentation of the Company's mining revenues:

	March 31, 2006	March 31, 2005
Brazil	$10,953	$—

14.   Financial instruments

  Foreign exchange risk

  Certain of the Company's expenses are incurred in United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

  On March 3, 2005, Desert Sun entered into agreements with BankBoston to purchase Brazilian real (R$) for monthly delivery of the equivalent of US$1 million per month, beginning on January 1, 2006, at an exchange rate averaging R$3.0:US$1 for the calendar year. The sole purpose of these contracts is to hedge the exposure of future foreign denominated operating costs at the Jacobina Mine to exchange fluctuations. Approximately 75% of the operating costs of the Jacobina Mine are protected from fluctuations in the Brazilian real: United States dollar exchange rate in this manner.

  The fair value of the contracts remaining as at March 31, 2006 is approximately $3.2 million.

15.   Other assets

  Pursuant to the acquisition of the Company by Yamana, which closed on April 5, 2006, the Company accrued transaction fees of $3.7 million during the period, which have been included in other assets on the interim consolidated balance sheets.

16.   Subsequent event

  On April 5, 2006, the Company was acquired by Yamana. Total consideration was approximately $631.6 million, comprised of 64 million common shares, transaction costs and issued options and share purchase warrants acquired from the Company. Yamana exchanged all outstanding shares, options and share purchase warrants of Desert Sun for similar securities of Yamana at an exchange ratio of 0.6 Yamana common share for each Desert Sun common share.

QuickLinks

Desert Sun Mining Corp. Consolidated Financial Statements March 31, 2006 (in thousands of Canadian dollars)
DESERT SUN MINING CORP. CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)
DESERT SUN MINING CORP. CONSOLIDATED BALANCE SHEETS (Continued) (in thousands of Canadian dollars)
DESERT SUN MINING CORP. CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (in thousands of Canadian dollars, unaudited)
DESERT SUN MINING CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in thousands of Canadian dollars, except per share amounts)
DESERT SUN MINING CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars)
DESERT SUN MINING CORP. NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued) March 31, 2006 (tabular amounts in thousands of Canadian dollars)